Ignis Petroleum Group, Inc.
100 Crescent Court, 7th Floor
Dallas, Texas 75201
(214) 459-8188

April 24, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ignis Petroleum Group, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed February 10, 2006
File No. 333-131774

Ladies and Gentlemen:

Please be advised that Ignis Petroleum Group, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 filed with the Commission on February 10, 2006 (File No. 333-131774) (the "Registration Statement"). No securities were offered or sold pursuant to this Registration Statement. We request this withdrawal because the Company amended the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact James Turner at (212) 930-9700.

Thank you for your assistance in this matter.

IGNIS PETROLEUM GROUP, INC.

By:	/s/ MICHAEL P. PIAZZA
Michael P. Piazza
Chief Executive Officer